UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Appointment of Executive Officer

On June 24, 2019 the Board of Directors of Ehave, Inc. appointed Benjamin Kaplan as Chief Executive Officer of the Company and entered into a CEO Consulting Agreement with Mr. Kaplan.

The CEO Consulting Agreement is for a period of 24 months, sets Mr. Kaplan’s first year cash compensation at $15,000 per month, grants Mr. Kaplan a number of common shares equal to 5% of the issued and outstanding shares as at the contract date, and up to an additional 5% of equity upon a “significant transaction” as defined in the Agreement. This summary is limited by and is subject to the terms of the Agreement that is attached hereto as an Exhibit.

Mr. Kaplan is an entrepreneur and an investor in companies both public and private, with a focus on international growth and potential for global presence. He has owned and operated several businesses throughout his career and has been investing and guiding companies for more than 20 years.

Exhibit Number	Description
10.1	CEO Consulting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

July 22, 2019	By:	/s/ Binyomin Posen
Binyomin Posen
Director